Exhibit 99.(a)(1)(Q)

Re:  Extension of Synopsys Discounted Option Amendment Program; Employee Meetings

Dear Eligible Optionee:

The Synopsys Discounted Option Amendment Program, as described in the Offer to Amend Eligible Options that was filed with the SEC on March 23, 2007, has been extended through 11:59 p.m. Pacific Time, Thursday, May 3, 2007 in order to give Eligible Optionees more time to make their election.

In addition, the Company has scheduled three meetings for holders of Eligible Options at its Mountain View and Sunnyvale campuses at which a presentation about the Offer will be made. Two of these meetings will be simultaneously webcast. Any employee holding Eligible Options may attend or participate via webcast. You will also have the opportunity to ask questions at these meetings. The meeting dates, time and locations are below:

Date	Time	Location
Wednesday, April 11	10:00 -11:00 a.m. (PDT)	US02 - 21.203E Shannon Conference Room, Sunnyvale
Thursday, April 12	10:00 – 11:00 a.m. (PDT)	US01 – C1.114 Management Development Room, Mountain View*
Friday, April 13	10:00 – 11:00 a.m. (PDT)	US01 – C1.114 Management Development Room, Mountain View*

* Live webcast available. To register, please go to the following link: http://wwwin.synopsys.com/orgdirs/hr/benefits/events/.   Specific log-in instructions will be provided with your email confirmation.  Registration is limited to 250 participants. Registration deadline for webcast access is Tuesday, April 10 at 6:00 pm (PDT).

If you do not make an election on or before May 3, 2007, your Eligible Options will not be amended. In such a case, (1) you will not be able to avail yourself of any solution to avoid the Section 409A taxes on your Eligible Option,  (2) Synopsys will report any vesting and exercises of your Eligible Options to the appropriate taxing authorities and make any applicable tax withholding as required by law, and (3) you will be personally responsible for the amount of any and all taxes due in respect of your Eligible Option(s), including taxes imposed under Section 409A as a result of any exercises of Eligible Options after February 5, 2007. If you choose not to accept our offer to amend your Eligible Options, you are strongly encouraged to consult with your own tax advisors prior to making such decision in order to discuss the tax consequences of any such choice.

If you have already made your election, you do not need to do anything. If you haven’t yet made your election, we strongly encourage you to visit the Mellon Investor Services website using the personalized email message sent to you earlier.

Please do not reply to this automated e-mail message. If you have a question, please call Mellon at the number listed below.

Customer Service Representatives are available Monday through Friday

From 9:00 a.m. to 7:00 p.m., Eastern Time

1-866-210-7111 (calls placed within the United States)

1-201-680-6811 (calls placed from international locations)

Due to SEC regulations, we are unable to provide additional information beyond that which is filed with the SEC and available on Mellon’s website.